ROBERT BRANTL, ESQ.

52 Mulligan Lane

Irvington, NY 10533

914-693-3026

914-693-1807 (fax)

March 7, 2007

VIA EDGAR

April Sifford

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:      Prospero Minerals Corp.

Item 4.02; Form 8-K/A

Filed July 14, 2006

Comment Letter Dated October 13, 2006

File No. 0-50429

Dear Ms. Sifford:

I am counsel for Prospero Minerals Corp.  I am writing in response to the Staff’s comment letter to Darvie Fenison dated October 13, 2006, in which the Staff reissued the comments contained in the Staff’s letter to Chris Roth dated July 17, 2006.

Upon receiving the Staff’s October 13 letter, Prospero Minerals undertook to obtain the financial statements of Lobaye Gold SARL that were called for in the Staff’s July 17 letter.  On two occasions during the Fall/Winter, I advised Gary Newberry of the Division of Corporation Finance that my client expected to have the financial statements ready within a brief period of time.  My statements to Mr. Newberry were based upon assurances from the individuals who claimed to have the financial information of Lobaye Gold SARL and who claimed to have obtained an audit of same by a qualified auditor.

As we entered 2007, Prospero management came to the conclusion that the assurances it was receiving that the delivery of the Lobaye financial statements was imminent were no longer creditable, since no financial information had been provided.

In addition, Prospero management discovered that, in purchasing the mining assets in March 2006, Prospero had been the victim of criminal fraud.  Specifically management learned:

(a)

that the government licenses sold to it in March 2006 only permitted exploration, not mining, such that Lobaye had no capacity to actually conduct mining operations;

(b)

that in March 2006, when Prospero Minerals purchased the assets, the  government of the Central African Republic was about to suspend the exploration licenses due to the failure of Lobaye to make required payments to the government;

(c)

that the exploration licenses were, in fact, suspended in May 2006; and

(d)

that the mining licenses presented to Prospero Minerals in August 2006 were, in fact, forgeries.

At no time in 2006 did Lobaye have a license to carry on mining operations in the CAR.  So, to cover up its fraud, the prior management of Lobaye presented forged licenses to Prospero Minerals.  As a result of this fraud, Messrs Llinas and Randel, the former managers of Lobaye Gold SARL, are now imprisoned in the Central African Republic, charged with criminal forgery and fraud.

 The discovery that Lobaye Gold SARL not only was not engaged in the gold mining business, but could not be so engaged, has caused Prospero management to re-evaluate the March 2006 asset purchase.  In that contract, Prospero purchased assets in five categories:

(a)

Three mining licenses from the Central African Republic – for exploration only, in default, about to be suspended and, therefore, worthless.

(b)

Lobaye Gold SARL – worthless without a mining license.

(c)

Debt owed by Lobaye Gold SARL – worthless since Lobaye Gold SARL lacked any means of paying the debt.

(d)

Lease for mining equipment

(e)

Mining equipment.

Based upon this analysis, Prospero intends to allocate the entirety of the consideration that it gave for the assets – 80 million shares of common stock – to the only assets that had any value, namely the mining equipment.  Prospero will then immediately write-down the assets to their liquidation value as of March 31, 2006, due to the fact that Prospero had no means of realizing income from the asset other than liquidating it.

Prospero management, therefore, no longer believes that Lobaye Gold SARL meets the criterion of a significant subsidiary.  Therefore, historical financial statements for Lobaye Gold SARL are not required by the Regulation    S-B Item 310.

Prospero management is currently engaged in negotiations aimed at a sale of the mining equipment that it acquired from RCA Resources Corporation in March 2006.  Active discussions are being conducted with three potential purchasers.  Because Prospero Minerals has no cash or other liquid assets, a sale is necessary in order to provide the funds that will be required in order to remedy Prospero’s defaults in meeting its SEC filing requirements.  Management’s intention is that, as soon as the necessary funds are obtained, it will instruct its accountants to prepare financial statements for the year ended March 31, 2006 and for each of the first three quarters in fiscal 2007 that (a) restate the March 31 asset acquisition as an acquisition of mining equipment alone, (b) write down the value of those assets to their liquidation value, and (c) de-consolidate Lobaye Gold SARL from Prospero Minerals.

In the meantime, Prospero management has implemented policies designed to minimize the adverse effect on the public of the turmoil in Prospero’s financial reporting.  Since the current management assumed their positions:

•

Prospero has sold no securities, and has issued securities only to affiliates.

•

Prospero has only published information whose accuracy is beyond doubt.  This policy has generally resulted in minimal information being published, on the theory that no information is preferable to potentially misleading information.

Management believes that completion of a sale of the mining assets during March is likely.  If that is accomplished, management expects that the revised and restated financial statements for fiscal 2006 and 2007 can be filed within three to four weeks thereafter.

Please contact the undersigned if you would like further information.

Sincerely,

/s/ Robert Brantl

Robert Brantl

RB:rk

cc:  Gary Newberry (SEC)

       Darvie Fenison, (CEO – Prospero Minerals Corp.)